

恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

082-01561

RECEIVED
2007 NOV 27 A 11:17
CORPORATE FINANCE

Our Ref.: HASE/TL/HL/05239



07028209

14th November, 2007

Securities & Exchange Commission,
Office of the Int'l Corp. Finance,
Room 3094, Stop 3-6,
450 Fifth Avenue,
Washington, D.C. 20549,
U.S.A.

SUPPL

Dear Sirs,

Re:* *Supplementary Circular to the Circular to Shareholders dated 20th October, 2007; Group Reorganisation of the Company's Interests in The Hong Kong and China Gas Company Limited ("HKCG"); Discloseable Transaction; Acquisition of Henderson Investment Limited's Interests in HKCG; and Increase of Cash Consideration

We enclose a copy of the Discloseable Transaction Supplementary Circular of the Company for your information.

Yours faithfully,

PROCESSED
NOV 30 2007
THOMSON
FINANCIAL

Timon Liu
Company Secretary

Encl.

TL/pm

香港中環金融街八號國際金融中心二期七十二至七十六樓
72-76/F, Two International Finance Centre, 8 Finance Street, Central, Hong Kong
電話 Tel: (852) 2908 8888 • 傳真 Fax: (852) 2908 8838 • 網址 Website: www.hld.com

THIS SUPPLEMENTARY CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this supplementary circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Henderson Land Development Company Limited**, you should at once hand this supplementary circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This supplementary circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code: 12)

SUPPLEMENTARY CIRCULAR TO THE CIRCULAR TO SHAREHOLDERS DATED 20 OCTOBER 2007

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

DISCLOSEABLE TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

INCREASE OF CASH CONSIDERATION

Financial Adviser to Henderson Land Development Company Limited

Morgan Stanley

14 November 2007

CONTENTS

In this supplementary circular, the following expressions have the following meanings unless the context requires otherwise. Unless otherwise defined herein, expressions defined in the Circular shall have the same meanings when used in this supplementary circular.

"Additional Cash Consideration"	means the additional consideration of approximately HK$3,121 million in cash payable by the Company to HIL under the Amended Acquisition Agreement
"Additional Cash Distribution"	means the proposed distribution by HIL to the HIL Shareholders, upon Completion, of HK$1.03 in cash per HIL Share, being approximately HK$3,139 million in total (based on the 3,047,327,395 HIL Shares in issue as at the date of the Supplemental Acquisition Agreement)
"Amended Acquisition Agreement"	means the Acquisition Agreement as amended by the Supplemental Acquisition Agreement
"Circular"	means the circular dated 20 October 2007 issued by the Company to its shareholders
"Company"	means Henderson Land Development Company Limited, which shares are listed on the Stock Exchange
"HLD Average Closing Price"	means the average closing price of the Shares as stated in the Stock Exchange's daily quotation sheets for the 10 trading days immediately preceding 2 October 2007
"Supplemental Acquisition Agreement"	means the supplemental agreement dated 7 November 2007 entered into between the Company and HIL relating to the Additional Cash Consideration



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)
(Stock Code:12)

Executive Directors :
Lee Shau Kee *(Chairman and Managing Director)*
Lee Ka Kit *(Vice Chairman)*
Colin Lam Ko Yin *(Vice Chairman)*
Lee Ka Shing *(Vice Chairman)*
John Yip Ying Chee
Alexander Au Siu Kee
Suen Kwok Lam
Lee King Yue
Fung Lee Woon King
Eddie Lau Yum Chuen
Li Ning
Patrick Kwok Ping Ho

Non-executive Directors :
Woo Po Shing
Leung Hay Man
Angelina Lee Pui Ling
Lee Tat Man
Jackson Woo Ka Biu *(Alternate Director to* Woo Po Shing *)*

Independent Non-executive Directors:
Gordon Kwong Che Keung
Ko Ping Keung
Wu King Cheong

Registered Office :
72nd-76th Floors
Two International Finance Centre
8 Finance Street
Central
Hong Kong

14 November 2007

To the Shareholders

Dear Sir or Madam,

GROUP REORGANISATION OF HENDERSON LAND DEVELOPMENT COMPANY LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

DISCLOSEABLE TRANSACTION

ACQUISITION OF HENDERSON INVESTMENT LIMITED'S INTERESTS IN THE HONG KONG AND CHINA GAS COMPANY LIMITED

INCREASE OF CASH CONSIDERATION

1. INTRODUCTION

This supplementary circular should be read in conjunction with the Circular.

On 20 October 2007, the Company despatched to the Shareholders the Circular in respect of the Acquisition Agreement and the Transaction. On 7 November 2007, the Company and HIL jointly announced that at the request of HIL made in response to views expressed by some shareholders of HIL, the Company, being the controlling shareholder of HIL and the purchaser under the Acquisition Agreement, has on 7 November 2007 agreed, as an additional incentive to HIL Shareholders, to increase the cash consideration payable under the Acquisition Agreement by way of the Additional Cash Consideration of approximately HK$3,121 million by entering into the Supplemental Acquisition Agreement with HIL.

Taking into account the Additional Cash Consideration and based on the HLD Average Closing Price of HK$61.475, the value of the total consideration has increased from approximately HK$42,860 million to approximately HK$45,981 million, representing an increase of approximately 7.28%.

The purpose of this supplementary circular is to provide you with, among other things, further details of the Amended Acquisition Agreement and the Transaction (as amended).

2. INCREASE OF CASH CONSIDERATION UNDER THE ACQUISITION AGREEMENT

As set out in the Circular, the consideration of the Acquisition Agreement originally comprised:

(a) the issue to HIL of the Share Entitlement Note, which shall confer on the holder the right to call for the issue by the Company of 636,891,425 Shares credited as fully paid. Based on the HLD Average Closing Price of HK$61.475, the aggregate value of such 636,891,425 Shares is approximately HK$39,153 million; and

(b) HK$3,707 million in cash.

Taking into account the Additional Cash Consideration of approximately HK$3,121 million payable by the Company under the Supplemental Acquisition Agreement and the original cash consideration of approximately HK$3,707 million payable by the Company under the Acquisition Agreement, the aggregate cash consideration payable by the Company under the Transaction (as amended) amounts to approximately HK$6,828 million.

As a result of the Additional Cash Consideration, the value of the total consideration has increased from approximately HK$42,860 million to approximately HK$45,981 million, representing an increase of approximately 7.28%. Such increase in consideration values each HKCG Share at approximately HK$19.426, which represents an increase of approximately 7.28% to the HKCG Average Closing Price of HK$18.108 per HKCG Share.

In relation to the Additional Cash Distribution of approximately HK$3,139 million, the Group will be entitled to up to approximately HK$2,133 million (based on their holding of 2,070,473,859 HIL Shares as at the date of the Supplemental Acquisition Agreement).

The Company and HIL consider that the level of increase represented by the Additional Cash Consideration would be an appropriate additional incentive to HIL Independent Shareholders to vote in favour of the Transaction (as amended).

Save as aforesaid, all the other terms and conditions of the Transaction remain unchanged. The Transaction (as amended) remains a discloseable transaction of the Company. The Board believes that the terms of the Transaction (as amended) are fair and reasonable and in the interests of the Shareholders as a whole.

3. FINANCIAL EFFECTS OF THE TRANSACTION (AS AMENDED)

The Transaction (as amended) will not have material effect on the Group's assets, liabilities or earnings.

4. ADDITIONAL INFORMATION

The English language text of this supplementary circular shall prevail over the Chinese language text in case of inconsistency.

Shareholders and potential investors should note that the Transaction (as amended), the Proposed Distributions, the Additional Cash Distribution and the Share Premium Reduction may or may not proceed as they are subject to a number of conditions, which may or may not be fulfilled. Shareholders and potential investors are reminded to exercise caution when dealing in the securities of the Company.

Yours faithfully,
For and on behalf of the Board
Dr. Lee Shau Kee
Chairman

1. RESPONSIBILITY STATEMENT

This supplementary circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this supplementary circular, and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

2. GENERAL

The Directors confirmed that, save as disclosed in this supplementary circular, as at 9 November 2007 (being the latest practicable date prior to the printing of this supplementary circular for the purpose of ascertaining certain information for inclusion in this supplementary circular), there was no material change to the information contained in the Circular.

1. 責任聲明

本補充通函包括遵照上市規則之規定提供之詳情，藉以提供有關本公司之資料。董事願共同及個別對本補充通函所載資料之準確性承擔全部責任，並於作出一切合理查詢後確認，就彼等所深知及確信，本補充通函並無遺漏任何其他事實，致使當中任何陳述產生誤導。

2. 一般資料

董事確認，除本補充通函所披露者外，於二零零七年十一月九日(即本補充通函付印前就確定載入本補充通函之資料而言之最後實際可行日期)，該通函所載資料並無重大變動。

除上文所述者外，交易之所有其他條款及條件一概不變。交易(經修訂)仍為本公司之須予披露交易。董事局相信交易(經修訂)之條款屬公平合理，且符合股東整體利益。

3. 交易(經修訂)之財務影響

交易(經修訂)將不會對本集團之資產、負債或盈利構成重大影響。

4. 其他資料

本補充通函之中、英版本之內容如有歧義，概以英文版本為準。

股東及各有意投資者謹請留意，交易(經修訂)、建議分派、額外現金分派及削減股份溢價進行與否受多項條件所限，而該等條件不一定會達成，故此未必進行。股東及各有意投資者在買賣本公司證券時務請審慎行事。

此致

列位股東 台照

代表董事局
主席
李兆基博士
謹啟

二零零七年十一月十四日

於二零零七年十月二十日，本公司向股東寄發有關收購協議及交易之該通函。於二零零七年十一月七日，本公司及恒基發展刊發聯合公佈，因應恒基發展之要求，就若干恒基發展股東表達之意見作出回應，並於二零零七年十一月七日，作為恒基發展之控股股東及收購協議之買方，與恒基發展訂立補充收購協議，同意以額外現金代價約港幣3,121,000,000元增加根據收購協議須予支付之現金代價，藉以增加建議對恒基發展股東之吸引力。

經計及額外現金代價及按恒基地產平均收市價港幣61.475元計算，總代價之價值由約港幣42,860,000,000元增加至約港幣45,981,000,000元，即增加約7.28%。

本補充通函旨在向 閣下提供(其中包括)修訂收購協議及交易(經修訂)之進一步詳情。

2. 增加根據收購協議須予支付之現金代價

誠如該通函所載，收購協議之代價原先包括：

(a) 向恒基發展發行股份權益票據，股份權益票據賦予持有人權利可要求本公司發行636,891,425股股份並入賬列為繳足股本。按恒基地產平均收市價港幣61.475元計算，該636,891,425股股份之總價值約為港幣39,153,000,000元；及

(b) 現金港幣3,707,000,000元。

經計及本公司根據補充收購協議應付之額外現金代價約港幣3,121,000,000元及本公司根據收購協議應付之原有現金代價約港幣3,707,000,000元，本公司根據交易(經修訂)應付之總現金代價約為港幣6,828,000,000元。

由於額外現金代價，總代價之價值由約港幣42,860,000,000增至約港幣45,981,000,000元，增幅約7.28%。按該代價價值增加，每股香港中華煤氣股份之價值約為港幣19.426元，較每股香港中華煤氣股份18.108之香港中華煤氣平均收市價增加約7.28%。

就額外現金分派約港幣3,139,000,000元而言，本集團將有權獲分派最多約港幣2,133,000,000元(根據其於補充收購協議日期持有2,070,473,859股恒基發展股份得出)。

本公司及恒基發展認為額外現金代價之增幅可適當地鼓勵恒基發展獨立股東投票贊成交易(經修訂)。



恒基兆業地產有限公司
HENDERSON LAND DEVELOPMENT COMPANY LIMITED
(於香港註冊成立之有限公司)
(股份代號：12)

執行董事：
李兆基 *(主席兼總經理)*
李家傑 *(副主席)*
林高演 *(副主席)*
李家誠 *(副主席)*
葉盈枝
歐肇基
孫國林
李鏡禹
馮李煥琼
劉壬泉
李寧
郭炳濠

非執行董事：
胡寶星
梁希文
李王佩玲
李達民
胡家驃 *(胡寶星之替代董事)*

獨立非執行董事：
鄺志強
高秉強
胡經昌

註冊辦事處：
香港
中環
金融街八號
國際金融中心二期
72-76樓

敬啟者：

有關恒基兆業地產有限公司
於香港中華煤氣有限公司之權益
之集團重組

須予披露交易

收購恒基兆業發展有限公司
於香港中華煤氣有限公司之權益

增加現金代價

1. 緒言

本補充通函須與該通函一併省閱。

釋　義

本補充通函內，除文義另有所指外，下列詞語具有下列涵義。除本補充通函另有界定者外，本補充通函所用詞彙與該通函所界定者具相同涵義。

「額外現金代價」	指	本公司根據修訂收購協議須予支付恒基發展約港幣3,121,000,000元之額外現金代價
「額外現金分派」	指	恒基發展建議於完成時向恒基發展股東分派現金每股恒基發展股份港幣1.03元，即總額約港幣3,139,000,000元（按於補充收購協議日期已發行之3,047,327,395股恒基發展股份計算）
「修訂收購協議」	指	經補充收購協議修訂之收購協議
「該通函」	指	本公司於二零零七年十月二十日致股東之通函
「本公司」	指	恒基兆業地產有限公司，其股份於聯交所上市
「恒基地產平均收市價」	指	於緊接二零零七年十月二日前十個交易日聯交所每日報價表所報股份之平均收市價
「補充收購協議」	指	本公司及恒基發展於二零零七年十一月七日就額外現金代價所簽訂之補充協議

目　錄

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